Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM PENETRATES FURTHER INTO THE
CLOUD: CHOSEN BY SDS MARKET LEADER TO
REPLACE COMPETITOR’S SERVER ADAPTERS

- Silicom Products To Be Used in the Customer’s Data Center Storage
Systems; Annual Business Expected to Ramp to ~$3M Over Time -

KFAR SAVA, Israel – May 4, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has been selected by an emerging leader of the Data Center SDS (Software-Defined Storage) segment to replace its existing supplier for a broad range of server adapters.

The customer’s solutions are important building blocks that enhance the performance and efficiency of data center and cloud infrastructure. Having decided to migrate all of the networking server adapters used in its products to Silicom adapters, the customer has begun purchasing one of Silicom’s 10G multi-port server adapters, and has also begun qualifying the additional adapters to be used in its products. Management estimates that sales to this customer will ramp up to approximately $3 million per year over time.

“We are excited to deepen our penetration of the cloud and data center market with this first big win in the SDS space, a booming market whose growth is being driven by the virtualization trend,” commented Mr. Shaike Orbach, Silicom’s President and CEO.

“With rack after rack of combined storage and x86 servers, SDS data centers promise to become huge consumers of high-performance adapters – potentially a very positive trend for Silicom. We are proud that this strategic client has endorsed our advanced technology and unmatched customer service capabilities, and expect the relationship to open doors to additional cloud/data center/SDS players.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com